SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 2 2009 ... REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

09058556

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AB 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43940

FACING PAGE
Information Required of Brokers and Dealers Pursuance to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

CRT Capital Group LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

262 Harbor Drive
(No. and Street)

Stamford	**CT**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John Pidlipchak **(203) 569-4570**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

1111 Summer St.	**Stamford**	**CT**	**06905**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- [x] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/17

OATH OR AFFIRMATION

I, **J. Christopher Young**, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition pertaining to the firm of **CRT Capital Group LLC (the "Company")**, as of **December 31, 2008**, is true and correct. I further swear (or affirm) that neither the company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

J. Christopher Young,
Managing Member, CRT Capital Holdings, LLC
Parent to CRT Capital Group LLC

Brian E. Abbott
Notary Public

My Commission Expires
Oct. 31, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRT Capital Group LLC

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
1111 Summer Street
Stamford, Connecticut 06905

Tel: +1 203 674 3000
Fax: +1 203 674 3001
www.ey.com

Report of Independent Registered Public Accounting Firm

Managing Members
of CRT Capital Holdings LLC ("Managing Members")

We have audited the accompanying statement of financial condition of CRT Capital Group LLC ("the Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of CRT Capital Group LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2009

CRT Capital Group LLC

Statement of Financial Condition
December 31, 2008

Assets	
Cash, including restricted cash of $3,516,702	**$ 21,559,524**
Due from clearing organization	**2,074,324**
Securities owned, pledged to clearing organization, at fair value	**6,313,875**
Furniture, equipment and leasehold improvements – net	**1,308,943**
Investments held long-term	**58,820**
Other assets	**3,255,652**
Total assets	**$ 34,571,138**
Liabilities and member's capital	
Liabilities:	
Securities sold, not yet purchased, at fair value	**$ 3,423,670**
Accrued bonus	**6,678,754**
Other liabilities and accrued expenses	**5,963,020**
	16,065,444
Member's capital	**18,505,694**
Total liabilities and member's capital	**$ 34,571,138**

See accompanying notes.

2. Summary of Significant Accounting Policies (continued)

Securities

"Securities owned, pledged to clearing organization, at fair value" and "Securities sold, not yet purchased, at fair value" are proprietary securities, including accrued interest, held principally for trading and are recorded on trade date at purchase cost or sales proceeds, respectively. Proprietary securities transactions and any resulting profit or loss in regular-way trades are recorded on trade date, as if they had settled. Amounts receivable and payable for securities transactions that have not reached their settlement date are recorded net on the Statement of Financial Condition. Proprietary securities are held as collateral under margin agreements with the Company's clearing organization.

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "*Fair Value Measurements,*" on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value as well as establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and also expands disclosure requirements for fair value measurements (see Note 5). The adoption of SFAS No. 157 did not have a material affect on our financial statements. In addition, on October 10, 2008, the Financial Accounting Standards Board ("FASB") issued FSP FAS 157-3, *"Determining the Fair Value of a Financial Asset in a Market That Is Not Active"* ("FSP SFAS 157-3"), which clarifies the application of SFAS No. 157 in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is determined when the market for that asset is inactive. FSP SFAS No. 157 was effective upon issuance and did not have a material effect on our financial statements.

Clearance Arrangements

Pursuant to an agreement between the Company and its clearing organization, securities transactions of customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System as all customer accounts, as defined by such rules, are carried by the clearing organization. The Company maintains proprietary accounts of introducing brokers with its clearing organization in order for it to receive allowable asset treatment for proprietary assets held at the clearing broker.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over a useful life of two to six years. Furniture and fixtures are depreciated using the straight-line method over a useful life of five years. Leasehold improvements are amortized using the straight-line method over the lesser of five years or the expected life of the lease.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. As such, the Company's operating results are included in the Parent Company's federal and state tax returns. The Parent Company, which is a limited liability company, is treated as a partnership for U.S. tax purposes. Accordingly the Company is generally not subject to federal or state income taxes as taxable income, losses and deductions flow through to its member.

Member's Capital

Contributions of capital are recognized when received. Distributions of capital are recognized when paid. All withdrawals of capital during the year were in cash.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that may affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates included in the accompanying financial statements include estimated fair values of certain securities and certain receivables. Securities generally are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risks associated with securities, it is reasonably possible that changes in the values of securities can occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. New Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision taken or expected to be taken in a tax return. Also, the interpretation provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On December 30, 2008, the FASB issued FASB Staff Position No. FIN 48-3 which defers the effective date of FIN 48 for certain nonpublic enterprises. As a result, the Company will apply the provisions of FIN 48 for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of FIN 48 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"), which permits certain financial assets and financial liabilities to be measured at fair value, using an instrument-by-instrument election. The initial effect of adopting SFAS No. 159 must be accounted for as a cumulative effect adjustment to opening retained earnings for the fiscal year in which SFAS No. 159 is applied. Retrospective application of SFAS No. 159 to fiscal years preceding the effective date is not permitted. We have not elected to fair value any financial instruments under the guidance of SFAS No. 159.

4. Due From and Payable To Clearing Organization

"Due from clearing organization" consists primarily of unsettled proprietary trades.

The Company's principal source of short-term financing is typically provided by the clearing broker. Subject to collateral maintenance requirements, the Company may borrow on an uncommitted basis against its proprietary inventory positions. At certain times during the year the Company had outstanding borrowings with the clearing broker. Those borrowings were subject to an interest charge that ranged from 1.35% to 4.60%. As of December 31, 2008, the Company did not have any outstanding borrowings under the arrangement with the clearing broker.

5. Fair Value of Financial Instruments

Valuation hierarchy

SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. The standard provides a consistent definition of fair value that focuses on an exit price as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For SFAS No. 157 disclosures, the standard establishes a fair value hierarchy that prioritizes the use of market based information over entity specific information and establishes a three level hierarchy for fair value measurements based on the transparency of inputs used in the valuation methodology as follows:

- **Level 1** - unadjusted quoted prices in active markets for identical assets or liabilities.
- **Level 2** - quoted prices that are observable for similar assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument in markets that are not considered active.
- **Level 3** - significant unobservable inputs for the asset or liability.

Determination of fair value

The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used, including amount and timing of future cash flows. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

5. Fair Value of Financial Instruments (continued)

The Company's securities portfolio consists of equity securities including common stocks and warrants, fixed income securities including corporate bonds, debentures and notes as well, together with accrued interest as publically traded options. The fair values of these securities are determined using public quotations, when available. Fair values of securities for which no public quotation is obtainable are valued by utilizing broker quotations or discounting the expected cash flows utilizing market inputs applicable to the yield, credit quality and average maturity of each security. We also utilize internal valuation methodologies appropriate for the specific asset when third party market inputs are not available.

Assets and Liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Securities owned, pledged to clearing organization, at fair value				
Equity securities	$ 4,220,815	$ 591,618	$ 517,567	$ 5,330,000
Fixed income securities	723,262	4,108	231,705	959,075
Options	24,800	-	-	24,800
	$ 4,968,877	$ 595,726	$ 749,272	$ 6,313,875
Investments held long term		$ 58,820		$ 58,820
Securities sold, not yet purchased, at fair value				
Equity securities	$(2,288,680)	$ (214,333)	$ -	$(2,503,013)
Fixed income securities	(916,083)	(4,306)	(268)	(920,657)
	$(3,204,763)	$ (218,639)	$ (268)	$(3,423,670)
Grand Total	$ 1,764,114	$ 435,907	$ 749,004	$ 2,949,025

6. Furniture, Equipment and Leasehold Improvements

"Furniture, equipment and leasehold improvements–net" consists of the following at December 31, 2008:

Furniture and fixtures	$ 1,217,830
Office equipment	3,463,819
Leasehold improvements	5,221,566
Total, at cost	9,903,215
Accumulated depreciation and amortization	(8,594,272)
Total – net	$ 1,308,943

7. Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of Minimum Net Capital and a Ratio of Aggregate Indebtedness to Net Capital, both as defined. Under this rule, a registered broker-dealer may be required to reduce its business if its net capital falls below 120% of its Minimum Net Capital. Violation of the Minimum Net Capital requirement may prohibit a registered broker-dealer from engaging in any securities transactions. Additionally, a registered broker-dealer's Ratio of Aggregate Indebtedness to Net Capital (Net capital ratio) shall not exceed 15 to 1.

In its normal course of business, the Company's trading strategies invest in securities that are required to be classified for regulatory net capital purposes as not readily marketable and are included in non-allowable assets on the Company's filings with the SEC and FINRA. Such investments may include corporate bonds for which the issuer is in default of their interest obligation. The total of all non-allowable assets held by the Company and other deductions at December 31, 2008 was $9,848,780.

The Company's net capital information is as follows at December 31, 2008:

Minimum Net Capital requirement ($1,000,000 for 2008, or 6 2/3 % of aggregate indebtedness, whichever is greater)	$ 1,000,000
Net capital	$ 7,743,057
Net capital ratio	.9572 to 1

7. Net Capital (continued)

Following is a reconciliation of "Other assets" as noted in the Statement of Financial Condition to "Other assets" noted in Schedule I "Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities and Exchange Act of 1934"

Other assets - Statement of Financial Condition	**$ 3,255,652**
Restricted cash and overnight investments	**4,024,702**
Inter-company receivable	**(516,969)**
Receivables from non-customers	**(811,888)**
Allowable commissions receivable	**(179,103)**
Non-allowable other assets – Schedule I	**$ 5,772,394**

8. Benefit Plans

The Company maintains a profit sharing and 401(k) plan (the "Plan") for all eligible employees. Employees become eligible for the Plan upon hire. The Plan provides for discretionary profit sharing contributions by the Company and voluntary contributions by the participants not to exceed $46,000 for the year ended December 31, 2008. The Company did not make any contributions to the Plan during 2008.

9. Discontinued Operations

On December 31, 2008 the Company disposed of its investment banking operations and terminated the employment of all its investment banking employees. In connection with the disposition, the Company entered into a Master Separation Agreement dated December 31, 2008 between itself and IB Separation LLC ("IB LLC"), a Delaware limited liability company formed for the purpose of acquiring the former investment banking operations of the Company.

Pursuant to this agreement the Company has agreed to provide certain administrative services to IB LLC, principally compliance and information technology services on a fair market value basis for a period of up to 180 days following the date of the agreement. The Company has also agreed to treat the employees of IB LLC as "associated persons" as that term is defined under the Securities Exchange Act of 1934. This provision will expire upon the earlier of the date on which FINRA membership is obtained by IB LLC or August 31, 2009 (the "Association Period").

10. Commitments and Contingencies

Operating Leases

As of December 31, 2008, the minimum total rental commitments, net of sublease income, under non-cancelable leases for office space are as follows:

Years ending December 31,	Rent Expense	Sublease Income	Net
2009	$ 3,822,853	$ (305,341)	$ 3,517,512
2010	3,826,750	(320,338)	3,506,412
2011	3,718,430	(117,776)	3,600,654
2012	3,516,702	-	3,516,702
2013	3,516,702	-	3,516,702
Later years	17,904,479	-	17,904,479
Total	$36,305,916	$ (743,455)	$35,562,461

On November 21, 2008, the Company sublet commercial office space formerly occupied by its investment banking operations in San Francisco, California to an unrelated firm. The term of the sublease commenced on December 18, 2008 and terminates on April 30, 2011.

Litigation

The Company may from time to time be the subject of claims or named as a defendant in various legal actions. In November 2007, a significant investor (the "Investor"), filed an arbitration demand with the American Arbitration Association (the "AAA") against the Company and other certain members of the Parent Company ("Other Respondents") alleging that it is entitled to the return of its investment. The claim is for an amount which exceeds the Company's excess regulatory net capital at December 31, 2008. The Investor also filed an application for a temporary injunction and prejudgment remedy and sought a temporary restraining order against the Company and the Other Respondents in Connecticut Superior Court. Also in November 2007, the court issued a temporary restraining order which was subsequently modified at the request of the Company and the Other Respondents. After a hearing in July 2008, the Connecticut Superior Court denied the Investor's applications for a prejudgment remedy and temporary injunction against the Company.

10. Commitments and Contingencies (continued)

Litigation

The Parties participated in a mediation conference in January 2008 that did not result in the resolution of this dispute. Arbitration hearings were held during November and December 2008 and the decision was expected to be rendered in late February 2009. However, no decision on the arbitration has been received by the Company. The Company and its legal counsel believe that the Investor's demand is without merit and the ultimate resolution of the matter will not impair the Company's ability to sustain normal operations.

11. Financial Instruments With Off-Balance Sheet Credit Risk

The Company is engaged in the buying and selling of securities principally for corporations and institutional investors. The Company's transactions are executed with and on behalf of institutions including other brokers and dealers, commercial insurance companies, commercial banks, pension funds and plans, hedge funds and other financial and non-financial institutions. The Company introduces these transactions for clearance to its clearing organization on a fully disclosed basis.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to the nonperformance of its customers. The Company seeks to control the risk associated with nonperformance by monitoring its customer activity through the review of information it receives from its clearing organization on a daily basis. Open securities transactions at December 31, 2008 were subsequently cleared by the delivery of the related securities or payment to the counterparty.

The Company has sold securities that it did not currently own and will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2008.

12. Related Party Transactions

The Company has placed securities for investment into the Harbor Drive Fund LP, an affiliated company, in exchange for limited partner interests. At December 31, 2008, the fair value of this investment was $58,820 and is recorded in "Investments held long-term" on the Statement of Financial Condition.

At December 31, 2008, the Company is owed $516,969 from Harbor Drive Asset Management LLC an affiliated company. This amount was recorded in "Other assets" on the Statement of Financial Condition.

At December 31, 2008, the Company is owed $103,888 from certain members of its Parent Company. The loans are secured by interests the members hold in CRT International Holdings LLC, an unaffiliated company. These amounts are recorded in "Other assets" on the Statement of Financial Condition.

The Company is owed $700,000 from a member of its Parent Company. This amount was advanced to reimburse the member for collateral the member was required to provide relating to the matter referred to in Footnote 10. This amount is recorded in "Other assets" on the Statement of Financial Condition.

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STATEMENT OF FINANCIAL CONDITION

CRT Capital Group LLC
December 31, 2008
with Report of Independent Registered Public Accounting Firm